Exhibit 11

Adelphia Communications Corporation
Main at Water Street
Coudersport, PA 16915

June 22, 1997


Telesat Cablevision, Inc.
11760 U.S. Highway One
Suite 600
N. Palm Beach, Florida  33408
Attention:  Leslie J. Gelber

Re:  Series C Preferred Stock

Gentlemen:

Reference is made to Section 6(f)(i) of the Adelphia Communications Corporation (the "Company") Certificate of Designations, Preferences and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Certificate"). Capitalized terms not otherwise defined herein shall be defined as provided in the Series C Preferred Certificate.

In the event that the Company proposes to create, issue and sell Parity Securities, and Telesat Cablevision, Inc. or any of its affiliates ("Telesat") fails to provide its consent to such creation, issuance and sale in accordance with Section 6(f)(i), the Company shall have the right to purchase the shares of Series C Preferred Stock held by Telesat or any of its affiliates, in whole but not in part, at the greater of (i) Fair Market Value, and (ii) (x) if such purchase is to occur prior to August 1, 2000, at a price per share equal to the Liquidation Preference, or (y) if such purchase is to occur on or after August 1, 2000, at a price per share equal to the Applicable Redemption Price, in any event notwithstanding any redemption price which may be required for an optional redemption pursuant to the Series C Preferred Certificate. For purposes of this letter, "Fair Market Value" shall mean the fair market value of the Series C Preferred Stock (i) as mutually agreed to by Telesat and the Company, or (ii) if no such agreement is reached within seven (7) days of Telesat's refusal to consent to the Company's proposal, as determined by an appraisal conducted by two independent appraisers, one selected by Telesat, and one by the Company; provided, however, that if either the Company or Telesat fails to choose an appraiser prior to fifteen (15) days after receiving notice of the other party's choice of an independent appraiser, such other party's choice of independent appraiser shall be the sole appraiser for purposes of this letter. In the event that such two appraisers are unable to agree on the Fair Market Value within thirty (30) days following their selection, they shall jointly appoint a third independent appraiser whose determination shall be issued within thirty (30) days thereafter and shall be final and binding. The closing of the payment of the purchase price for the Series C Preferred Stock shall be held no later than fifteen (15) days following the determination of the Fair Market Value, and payment shall be made by wire transfer in accordance with Telesat s written instructions. The Company shall bear the cost of all appraisals in connection with the determination of Fair Market Value.

If the foregoing is also your understanding of our agreement, please sign, date and return a copy to us of this letter.

                                  Very truly yours,

                                  ADELPHIA COMMUNICATIONS
                                  CORPORATION


                                  By:   /s/ Michael J. Rigas
                                  Its:  Executive Vice President


ACCEPTED and AGREED TO, intending
to be legally bound, as of this
___ day of July, 1997:

TELESAT CABLEVISION, INC.


By:   /s/ L. J. Gelber
Its:  Vice President